CanAlaska Uranium Ltd. CVV - TSX. CVVUF - OTCBB DH7 - Frankfurt
CanAlaska Uranium Letter to Shareholders – August 2013

Dear Fellow Shareholders:

Thank you for your support over the past year. We had to make many tough decisions related to staffing and projects because of the across-the-board collapse of the financing markets for resource companies. This was frustrating for all, as we had reached exciting levels of discovery on our main properties.

We are committed to maintaining the Company and protecting CanAlaska shareholders from massive share dilution. Management and our remaining staff are all part-time and our Vancouver Offices are sub-leased. Our aim is to realise the equity we have created from the past exploration of our non-core projects, concentrating on marketing these projects to major and junior mining companies and overseas entities. This will allow activity on multiple projects, each having the chance of success.

We have been extremely encouraged to see how the retail and institutional market has followed the uranium discoveries in the Patterson Lake area of the Athabasca. We believe that the fundamentals of Nuclear Power resurgence and the requirement for new uranium deposits remain unchanged, the Patterson Lake discoveries have built a significant new audience. These new, shallow, and high grade uranium discoveries have significant promise to supply the uranium demand curve. We are well located in the Patterson Lake area, with three new properties, staked by our staff on the first day of opening after the moratorium on new claims. These properties are currently available for option and are attracting outside investment interest. Additionally our surface uranium mineralization at the NW Manitoba project continues to get strong outside interest.

Our Key projects are the Cree East property, with our Korean partners of Hanwha Corporation, SK Networks, KORES and KEPCO, and the West McArthur property, with MC Resources Canada, a subsidiary of Mitsubishi Corporation of Japan as our partner. These two projects have been funded with over $35M of work, and they now show multiple targets with potential for the discovery of new uranium deposits. They are in the Eastern Athabasca basin, near to existing mines and discoveries. They each have over 15 years of assessment work applied, and are significant assets for the Company.

No other place in this world exhibits the large tonnage and high-grade uranium deposits available in the Athabasca Region. This fact has enticed multiple groups to sign non-disclosure agreements with CanAlaska for the purpose of evaluating our properties for direct investment. With outside project funding we can protect CanAlaska shareholders from unnecessary financings, and still look forward to our own new discovery.

Our mission is still to secure success with our drill programs and attain the discovery of substantial uranium deposits for all of our investors to benefit.

     Tel: +1-604-688-3211 Fax: +1-604-688-3217 #1020 - 625 Howe Street, Vancouver, B.C., Canada V6C 2T6

www.canalaska.com Email: info@canalaska.com

CanAlaska Uranium Ltd.
CVV - TSX. CVVUF - OTCBB DH7 - Frankfurt

Our Cree East property shows an intense alteration zone above a very large target at ZONE B. The hydrothermal system extends at least 400 metres to the east and is open to the west. The multiple-element geochemical halo, the fluid dissolution effects, as well as the sporadic higher uranium responses indicate that the main target in this area is part of an intense chemical and physical hydrothermal event, typically associated with a large uranium deposit.

At our West McArthur property we have targets at Grid1, Grid 4, and a new target developing at Grid 5, just to the west of where Cameco Corporation, has been intensely drilling its Fox Lake discovery. Each of these targets require further drill testing, which would be possible following a market recovery.

On our 100% owned NW Manitoba property, we have identified the geophysical signature of a typical basement hosted uranium mineralizing system. This is located under shallow overburden in an area where we had previously found uranium mineralization in rock outcrop and boulders. This target is ready for drilling, and is being actively marketed to potential partners.

Asian economies are still showing their strong support for the nuclear power industry with the continued design and build-out of new nuclear reactors, and the re-start of the Japanese reactors We do expect that the demand for uranium from these new reactor builds and re-starts will force an increase in the uranium spot price and at the same time cause a lift in investor interest in our Company.

CanAlaska’s non uranium projects have generated outside interest, and in the future we expect to be able to get a return from our Alaskan, BC, and New Zealand gold and copper projects, as well at the North Ruttan VMS project in Manitoba. Additionally, over the past month, we have staked mineral claims in north-central Saskatchewan to cover geophysical targets within an area of new kimberlite discovery.

Throughout all this, the Company has maintained a strong local community involvement with the Fond Du Lac First Nations, the Black Lake First Nation, Hatchet Lake First Nation and Patuanak First Nation in Saskatchewan. In Manitoba, we still have strong support from the community of Lac Brochet to carry out the next phases of exploration on our NW Manitoba licence area.

We are grateful for the long term support of our major shareholder groups and individual investors. We also look forward to attracting additional strategic partners to participate in our exploration projects. Our continued aim is to provide our shareholders with the rewards of exploration and corporate success.

Yours very truly,

Peter G. Dasler, M.Sc., P. Geo.

President & CEO

2013 Annual General and Special Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2013 Annual General and Special Meeting of the Shareholders of

CanAlaska Uranium Ltd.

will be held at

1020 – 625 Howe Street, Vancouver, BC V6C 2T6

on

Thursday September 26, 2013

at

10:00 a.m. Pacific Time

CanAlaska Uranium Ltd.

1020 - 625 Howe Street

Vancouver, British Columbia, V6C 2T6, Canada

Telephone: (604) 688-3211 and Facsimile: (604) 688-3217

CANALASKA URANIUM LTD.

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the Shareholders of CanAlaska Uranium Ltd. (the “Company”) will be held at Suite 1020 – 625 Howe Street, Vancouver, BC, V6C 2T6, Canada, on Thursday, September 26, 2013, at 10:00 a.m. (Pacific Time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2013, and the auditors’ report thereon;

2.	to re-appoint Deloitte LLP, Chartered Accountants, as auditors for the ensuing year, and to authorize the directors to fix their remuneration;

3.	to set the number of directors at five;

4.	to elect directors for the ensuing year;

5.	to consider and, if thought appropriate, to approve amendments to the Company’s stock option plan, as set out more particularly in the Information Circular;

6.	to consider and, if though appropriate, to approve an ordinary resolution of the disinterested shareholders, authorizing the Company to re-price previously granted incentive stock options to Insiders, as set out more particularly in the Information Circular;

7.	to consider and, if thought appropriate, to approve the Company’s Advance Notice Policy; and

8.	to transact any other business which may properly come before the Meeting.

Management’s Information Circular and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

It is important that your shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 22nd day of August, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

"Peter Dasler"

President & CEO

CANALASKA URANIUM LTD.

1020 – 625 Howe Street

Vancouver, British Columbia, Canada, V6C 2T6

Telephone No.: 604-688-3211 Fax No.: 604-688-3217

INFORMATION CIRCULAR

(as at August 22, 2013, unless indicated otherwise)

SOLICITATION OF PROXIES

This information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by the management of CANALASKA URANIUM LTD. (the “Company”) for use at the Annual General and Special Meeting of the shareholders of the Company (the “Meeting”) to be held on Thursday, September 26, 2013, at Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, at 10:00 a.m. (Pacific Time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General and Special Meeting (the “Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, facsimile or other electronic means of communication or in person by the directors and officers of the Company. The cost of such solicitation will be borne by the Company.

PROXY INSTRUCTIONS

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of the registrar and transfer agent of the Company, CIBC Mellon Trust Company, at 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, Canada, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, Canada, V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly. In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder’s broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, and except for the fact that certain directors and officers of the Company may have been granted stock options, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or officer of the Company, any proposed nominee for election to the board of directors, or associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors.

RECORD DATE

The Company has set the close of business on August 22, 2013 as the record date (the “Record Date”) for the Meeting. The common shareholders of record, as at the Record Date, are entitled to receive notice of and to vote at the Meeting subject to the provisions described above.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held. The Company is authorized to issue an unlimited number of common shares without par value (referred to herein as the “common shares” or the “shares”) of which 22,068,136 shares are issued and outstanding as of the Record Date.

To the knowledge of the directors and executive officers of the Company, and based on the Company’s review of the records maintained by CIBC Mellon Trust Company and of the insider reports filed on the System for Electronic Disclosure by Insiders (SEDI) as at the Record Date, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

Set Number of Directors

The board of directors of the Company (the “Board”) presently consists of five directors. At the Meeting, management will propose a resolution to set the number of directors for the ensuing year at five.

Election of Directors

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as directors, the province or state and the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the Record Date.

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on March 15, 2013 and discussed in further detail below, any additional director nominations for the Meeting must have been received by the Company in compliance with the Advance Notice Policy no later than the close of business on August 27, 2013.

Name, Province/State and Country of Residence and Position	Principal Occupation	Director of the Company Since	Shares Beneficially Owned(1)
Peter Dasler Tsawwassen, BC, Canada President, CEO & Director	President, CEO and Director of the Company (2004-present).	Sept 20, 2006	286,538(2)
Jean Luc Roy (3)(4)(6) Burkina Faso, Africa Director	Independent Director of the Company (2007-present); Former President and CEO of El Nino Ventures Inc.(2006-2009); Manager for SOMISY SA (2008 – 2009); COO of Ampella Mining Limited (2009 – present).	Oct 31, 2007	Nil
Amb. Thomas Graham Jr. (3)(4)(5) Bethesda, MD, United States Chairman & Director	Chairman of the Board since June 3, 2011; Director of the Company (2007-present); Appointed as a member of the International Advisory Board for the nuclear program of the United Arab Emirates in 2010; Chairman of the Board of Mexco Energy Corporation (July 1997 - 2012); Executive Chairman of Lightbridge Corporation (formerly Thorium Power, Ltd.) (2006-present).	Mar 30, 2007	20,000
Victor Fern(4)(5)(6) Fond du Lac, SK, Canada Director

Independent Director of the Company (2007-present); road maintenance supervisor for Athabasca Development Corporation (2009-present); mill training foreman and a mill process operator for Cameco Corporation (1984 – 2009 with a two years leave); Former Chief of the Fond Du Lac Denesuline First Nation (2005–2007).

		Mar 25, 2008	Nil
Karl Schimann, PhD Vancouver, BC, Canada Vice-President, Exploration Nominee	Dr. Schimann joined CanAlaska in late 2004 as exploration manager and was appointed Vice-President Exploration on June 28, 2007. Dr. Schimann holds a Ph.D. from the University of Alberta and has worked extensively in the Uranium industry. He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Canadian Institute of Mining, Metallurgy, and Petroleum, the Geological Association of Canada, and the Association of Exploration Geochemists.	N/A	423,375

Notes:

(1)	This information has been furnished by the respective directors.
(2)	Of these shares, Peter Dasler holds 179,380 shares indirectly through Bay Geological Inc., a private company wholly-owned by Mr. Dasler.
(3)	Denotes member of the Audit Committee.
(4)	Denotes member of the Compensation Committee.
(5)	Denotes member of the Corporate Governance Committee.
(6)	Denotes independent director of the Company.

Majority Voting Policy

The Toronto Stock Exchange amended its rules in 2012 to require that listed issuers provide shareholders with the ability to vote “for” or “withhold” their vote for individual director nominees. In addition, to the extent that a listed issuer has not adopted a “majority voting policy”, it is required to explain why such a policy has not been adopted. The Company’s form of proxy for its annual meetings has historically allowed shareholders to vote “for” or “withhold” their vote from each director nominee individually.

The Board has not adopted a “Majority Voting Policy” as the Board believes that:

(a)	while individual voting results are important, they are only one factor that should be considered in building a strong team of directors;
(b)	individual voting results are driven largely by proxy advisory services who use “check the box” formulas that:
i)	fail to give adequate weight to directors' business experience, personal ethical standards in dealing with conflicts, and unique knowledge of the Company’s business;

ii) do not consider the actual performance of the directors in the boardroom;

iii) do not give adequate weighting to corporate performance; and

iv)	give equal weighting to every “check the box” criteria without the application of business judgment; and

(c)	proxy advisory services often recommend “withhold” voting on individual directors based on decisions of the Board or a committee based solely on that director being a committee chair and not on their personal merit as a director.

In addition, the Board has noted that, based on the historical results of its annual election process, its nominees have consistently received an overwhelming majority of support from shareholders. The Company continues to review and consider, among other things, its director election voting policy, evolving market practices on majority voting policies and best practices in corporate governance, and will make a determination with respect to the adoption of a majority voting policy at the appropriate time.

None of the directors of the Company:

(a)	is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
(b)	is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(c)	has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Chief Executive Officer (“CEO”) means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

Chief Financial Officer (“CFO”) means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

Named Executive Officer (“NEO”) means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers of the Company including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

“closing market price” means the price at which the Company’s security was last sold, on the applicable date in the security’s principle marketplace in Canada;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

Compensation Discussion & Analysis

Executive Compensation is required to be disclosed for the (i) Chief Executive Officer (or individual who served in a similar capacity during the most recently completed financial year), (ii) Chief Financial Officer (or individual who served in a similar capacity during the most recently completed financial year), (iii) each of the three most highly compensated executive officers (other than the Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at the end of the most recently completed fiscal year (or three most highly compensated individuals) and whose total compensation was, individually, more than $150,000; and (iv) each individual who would meet the definition set forth in (iii) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year (the "Named Executive Officers").

The Named Executive Officers of the Company during the most recently completed financial year are Peter Dasler, President and CEO; Harry Chan, CFO; Ram Ramachandran, former CFO; and Karl Schimann, Vice-President, Exploration. There were no other Named Executive Officers during the most recently completed financial year, as no other employees earned in excess of $150,000 in the financial year ended April 30, 2013.

The Company has a Compensation Committee; the functions of the compensation committee are to review and recommend the compensation of the Named Executive Officers to the Board of Directors. The final decision on the compensation of the Named Executive Officers is made by the Board of Directors in its entirety.

The compensation program of the Company is designed to attract, motivate, reward and retain knowledgeable and skilled executives required to achieve the Company’s corporate objectives and increase shareholder value. The main objective of the compensation program is to recognize the contribution of the Named Executive Officers to the overall success and strategic growth of the Company. The compensation program is designed to reward management performance by aligning a component of the compensation with the Company’s business performance and share value. The philosophy of the Company is to pay management a total compensation amount that is competitive with other junior resource companies and is consistent with the experience and responsibility level of the management. The purpose of executive compensation is to reward the executives for their contributions to the achievements of the Company on both an annual and long term basis.

Performance Graph

The common shares of the Company commenced trading on the Toronto Stock Exchange (the “TSX”) on June 21, 2011 under the symbol “CVV”. The following chart compares the total cumulative shareholder return for CDN $100 invested in common shares of the Company on April 30, 2009, with the cumulative total return of the S&P/TSX Composite Index (formally the TSE 300 Composite Index) for the period from April 30, 2009 to April 30, 2013. The performance of common shares of the Company as set out in the graph does not necessarily indicate future price performance.

	Apr. 2009	Apr. 2010	Apr. 2011	Apr. 2012	Apr. 2013
S&P/TSX Composite Index	$100	$130.95	$149.54	$131.83	$131.05
CanAlaska Uranium Ltd.	$100	$93.75	$12.54	$26.88	$8.75

Share Based and Option Based Awards

The Company maintains a stock option plan to provide additional long-term incentives to the Company’s executive officers, as well as its directors, employees and consultants. The Compensation Committee reviews the level of incentive options periodically and makes any new issuance recommendations to the Board for approval. Previous grants of option-based awards are taken into account when considering new grants. See “Narrative Discussion” under “Incentive Plan Awards” below for details of the Company’s stock option plan.

Compensation Governance

Compensation of the NEOs of the Company is set by the Board as recommended by the Company’s Compensation Committee (the “Compensation Committee”). The Compensation Committee consists of three independent directors, namely Jean Luc Roy, Chair, Victor Fern, and Amb. Thomas Graham, Jr. The Compensation Committee is governed by a charter, adopted by the Board on July 27, 2012.

The Compensation Committee reviews, on an annual basis, the cash compensation, performance and overall compensation package for each NEO. The Compensation Committee then presents its findings and any recommendations to the Board for consideration and, if acceptable to the Board, for approval. The Compensation Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each of the NEOs.

The Company’s executive compensation practices are intended to provide both current and long term rewards to its NEOs that are competitive within the compensation practices of the industry and consistent with their individual performance and contribution to the Company’s objectives. Compensation components include base salary, bonus and long term incentives in the form of stock options.

In determining the appropriate base salary of an executive officer, the Compensation Committee considers the responsibilities of the individual, comparable salaries in the industry, the experience level of the individual and overall performance. Once the base salary has been established, it is reviewed by the Compensation Committee on an annual basis. The Committee meets at least annually or more frequently if required. On an annual basis, the Compensation Committee will report to the Board that it is compliant with its Charter.

The Compensation committee has formulated polices that are flexible and reflective of current market conditions, while limiting any risks arising out of compensation practices.

Summary Compensation Table

The following table sets out compensation of the NEOs of the Company for the three most recently completed financial years of the Company:

Name and principal position (a)	Year Ended April 30 (b)	Salary ($) (c)	Option-based awards ($)(4) (e)	Non-equity incentive plan compensation ($) (f)		All other compen-sation ($) (h)	Total compen-sation ($) (i)
				Annual incentive plans (f1)	Long-term incentive plans (f2)
Peter Dasler President, CEO and Director	2013 2012 2011	158,885 191,016 191,016	31,238 48,213 29,769	Nil Nil 28,750	Nil Nil Nil	Nil Nil Nil	190,123 239,229 249,535
Harry Chan CFO(1)	2013 2012 2011	33,333 N/A N/A	12,640 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	45,973 N/A N/A
Ram Ramachandran Former CFO(2)	2013 2012 2011	20,000 67,500 80,000	833 6,027 15,835	Nil Nil 2,000	Nil Nil Nil	Nil Nil Nil	20,833 73,527 97,835
Karl Schimann(3) Vice-President Exploration	2013 2012 2011	130,914 160,160 175,975	32,229 48,213 59,538	Nil Nil 28,750	Nil Nil Nil	Nil Nil Nil	163,143 208,373 264,263
Emil Fung (5) Former Vice- President Corporate Development	2013 2012 2011	59,891 191,016 191,016	Nil 48,213 6,334	Nil Nil 28,750	Nil Nil Nil	Nil Nil Nil	59,891 239,229 226,100

Notes:

(1)	Mr. Chan was appointed CFO of the Company on January 1, 2013. Mr. Chan’s compensation is paid as a management fee.
(2)	Mr. Ramachandran resigned as CFO of the Company on January 1, 2013. Mr. Ramachandran’s compensation was paid as a management fee to a private company in which he holds a beneficial interest.
(3)	Mr. Schimann’s compensation is paid as consulting fees to a private company in which he holds a beneficial interest.
(4)	In determining the fair value of the options granted, the Company followed the principles established under International Financial Reporting Standards, which requires the determination of the fair value of options granted using the Black-Scholes methodology. The Black-Scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends. The Company used the following assumptions in determining the fair value of the options:
Forfeiture rate: 15.4%
Risk-free rate: 1.1% to 1.26%
Expected Life 2.4 to 2.54 years
Expected volatility 78.7% to 93.8%
Expected dividends 0%
(5)	Mr. Fung`s employment as Vice-President, Corporate Development was terminated on August 12, 2012.

Narrative Discussion

During the financial year ended April 30, 2013, the Company had four NEOs: Peter Dasler, the President and CEO of the Company; Harry Chan, the CFO of the Company; Ram Ramachandran, the former CFO of the Company until January 1, 2013; and Karl Schimann, Vice-President, Exploration of the Company.

The Company paid the following compensation to its NEOs for the year ended April 30, 2013:

(a)	A total of $158,885 was paid to Peter Dasler, the President and CEO of the Company, pursuant to the terms of his employment agreement with the Company and with respect to his position as the President and CEO of the Company.

(b)	A total of $33,333 was paid to Harry, the CFO of the Company, pursuant to the terms of his employment agreement with the Company and with respect to his position as the CFO of the Company.

(c)	A total of $20,000 was paid to Ram Ramachandran, CFO of the Company until January 1, 2013, pursuant to the terms of his consulting agreement with the Company and with respect to his position as the CFO of the Company. Mr. Ramachandran resigned on January 1, 2013.

(d)	A total of $130,914 was paid to Karl Schimann, the Vice-President, Exploration of the Company, pursuant to the terms of his consulting agreement with the Company and with respect to his position as the Vice- President, Exploration of the Company.

As at the financial year ended April 30, 2013, the Company had employment and consulting agreements in effect with each of its NEOs, effective August 1, 2012. The following is a summary of these agreements:

Employment Agreement – Peter Dasler

The Company entered into an employment agreement dated August 1, 2012 (the “Dasler Employment Agreement”) with Peter Dasler, President, CEO and a director of the Company. Pursuant to the terms of the Dasler Employment Agreement, Mr. Dasler is paid a monthly retainer fee of $10,000 (the “Fee”) for approximately 60% of his professional time on a monthly basis. The Fee shall be increased annually at the discretion of the Company’s Compensation Committee, which increase shall be not less than the greater of: (a) the annual percentage rate of inflation; (b) five per cent (5%).

The Dasler Employment Agreement may be terminated for any reason upon provision of 90 days written notice. The Company may also, in its sole discretion, waive this notice requirement if Mr. Dasler terminates the Dasler Employment Agreement.

In addition to the Dasler Employment Agreement, the Company and Mr. Dasler have also entered into a contingency agreement (the “Contingency Agreement”) dated August 1, 2012. The Contingency Agreement governs the termination or modification of Mr. Dasler’s employment agreement in the event that a change of control of the Company occurs during the term of the Dasler Employment Agreement.

The new Employment Agreement and Contingency Agreement have a term of five years terminating on July 31, 2017. The terms of the Contingency Agreement were reduced from three years compensation to one year compensation. The Contingency Agreement can be terminated with 90 days’ written notice.

Consulting Agreement – Ram Ramachandran

Effective May 1, 2012 the Company amended a consulting agreement with Ram Ramachandran (dba 1530622 Ontario Inc.) to provide Chief Financial Officer services. The Company agreed to pay an annual fee of $30,000 for production of the interim and annual financial statements and management discussion and analysis, production of the Annual Information Form, liaison with the Company’s auditors, IFRS conversion and restatement. Mr. Ramachandran resigned from the Company on January 1, 2013 and his consulting agreement was therefore terminated.

Consulting Agreement – Karl Schimann

The Company entered into a consulting agreement dated August 1, 2012 (the “Schimann Consulting Agreement”) with Schimann Consulting Inc. (“Schimann Consulting”) a company in which Karl Schimann holds a beneficial interest. Pursuant to the terms of the Schimann Consulting Agreement, Schimann Consulting is paid a monthly retainer fee of $5,000 (the “Fee”). This Fee is based on priority access up to 30% (7 days) of Mr. Schimann’s time. The Schimann Consulting Agreement may be terminated prior to the end of the term by the Company or Schimann Consulting for any reason upon provision of 90 days written notice. The Company may also, in its sole discretion, waive this notice requirement if Schimann Consulting terminates the Schimann Consulting Agreement.

In addition to the Schimann Consulting Agreement, the Company and Mr. Schimann have also entered into a contingency agreement (the “Contingency Agreement”) dated August 1, 2012. The Contingency Agreement governs the termination or modification of Mr. Schimann’s consulting agreement in the event that a change of control of the Company occurs during the term of the Schimann Consulting Agreement.

The new Consulting Agreement and Contingency Agreement have a term of five years terminating on July 31, 2017. The terms of the Contingency Agreement were reduced from three years compensation to one year compensation. The Contingency Agreement can be terminated with 90 days’ written notice.

Consulting Agreement – Harry Chan

The Company entered into an employment agreement dated January 1, 2013 (the “Chan Employment Agreement”) with Harry Chan, Chief Financial Officer of the Company. Pursuant to the terms of the Chan Employment Agreement, Mr. Chan is paid a monthly retainer fee of $8,333 (the “Fee”) for approximately 80% of his professional time on a monthly basis. The Fee shall be increased annually at the discretion of the Company’s Compensation Committee, which increase shall be not less than the greater of: (a) the annual percentage rate of inflation; (b) five per cent (5%).

The Chan Employment Agreement may be terminated for any reason upon provision of 90 days written notice. The Company may also, in its sole discretion, waive this notice requirement if Mr. Chan terminates the Chan Employment Agreement.

In addition to the Chan Employment Agreement, the Company and Mr. Chan have also entered into a contingency agreement (the “Contingency Agreement”) dated January 1, 2013. The Contingency Agreement governs the termination or modification of Mr. Chan’s employment agreement in the event that a change of control of the Company occurs during the term of the Chan Employment Agreement.

Outstanding Share-Based and Option-Based Awards

The following table sets forth details of all awards outstanding for the Company’s NEOs as at the year ended April 30, 2013, and includes awards granted to the NEOs in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Dasler President, CEO and Director	81,000 35,000 90,000 47,000 200,000 45,000 5,000 200,000	$1.00 $1.00 $1.00 $1.00 $0.50 $0.25 $0.25 $0.25	Jan 25/14 Apr 30/14 Dec 3/14 Oct 31/13 Nov 7/14 Aug 12/17 Oct 3/17 Feb 1/18	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil
703,000
Harry Chan CFO	20,000 5,000 17,500 100,000	$1.00 $1.00 $0.50 $0.25	Oct 28/14 Oct 31/13 Nov 7/14 Feb 1/18	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
142,500
Ram Ramachandran Former CFO	25,000 25,000 5,000	$1.00 $0.50 $0.42	Oct 31/13 Nov 7/14 Apr 30/15	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
55,000
Karl Schimann Vice-President, Exploration	20,250 200,000 5,000 50,000 200,000	$1.00 $0.50 $0.42 $0.25 $0.25	Jan 25/14 Nov 7/14 Apr 30/15 Aug 13/17 Feb 1/18	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
475,250

The following table sets forth details of the value vested or earned by the Company’s NEOs for all incentive plan awards during the year ended April 30, 2013:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Dasler	Nil	Nil	Nil
Harry Chan	Nil	Nil	Nil
Ram Ramachandran	Nil	Nil	Nil
Karl Schimann	Nil	Nil	Nil

Notes:

(1)	The value of the option-based awards vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option. The market value of $0.135 per share is the closing price of the Company’s shares at April 30, 2013.

Termination and Change of Control Benefits

The Company does not have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company or from a change of control of the Company or a change in the executive officers' responsibilities following a change in control.

Director Compensation Table

The following table sets forth the details of compensation provided to the directors, other than the NEOs, (the “Other Directors”) during the Company’s most recently completed financial year:

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Hubert Marleau(2)	$14,700	Nil	$12,008	Nil	Nil	$26,708
Amb. Thomas Graham Jr.	$16,666(3)	Nil	$14,650	Nil	Nil	$31,316
Jean Luc Roy	$18,666	Nil	$12,640	Nil	Nil	$31,306
Victor Fern	$13,400	Nil	$6,320	Nil	Nil	$19,720
Michael Riley	$16,225	Nil	$6,320	Nil	Nil	$22,545
Emil Fung(4)	$59,891	Nil	Nil	Nil	Nil	$59,891

Notes:

(1)	In determining the fair value of the options granted, the Company followed the principles established under International Financial Reporting Standards, which requires the determination of the fair value of options granted using the Black-Scholes methodology. The Black-Scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends. The Company used the following assumptions in determining the fair value of the options:

Forfeiture rate:              15.4%

Risk-free rate:               1.1% to 1.26%

Expected Life 2.4 to 2.54 years
Expected volatility 78.7% to 93.8%
Expected dividends 0%
(2)	Mr. Marleau resigned as a Director of the Company effective June 20, 2013.
(3)	Fees earned were US$25,000; this amount has been exchanged into Canadian dollars at the year-end exchange rate of 0.9862 as of April 30, 2013.
(4)	Mr. Fung resigned as a Director on September 6, 2012.

Narrative Discussion

During the year ended April 30, 2013, the following cash payments were made to the independent Directors:

(i)	Amb. Thomas Graham Jr., the Chairman of the Company, was paid a fee of US$12,500, converted to Canadian dollars $12,328 using the exchange rate of 0.9862 as at April 30, 2013;
(ii)	The independent Directors, Jean Luc Roy, Michael Riley, Victor Fern and Hubert Marleau were each paid a pro-rated annual retainer fee of $15,000 per year;
(iii)	The Chairman of the Audit Committee, Jean Luc Roy, received a pro-rated annual retainer of $2,500 per year;
(iv)	the Compensation Committee Chair, Jean Luc Roy, and the Corporate Governance Committee Chair, Michael Riley, each received a pro-rated annual retainer of $1,500 per year;
(v)	A meeting fee of $700 was paid to each independent director for each board meeting attended, and a fee of $600 was paid for each committee meeting attended.

Pension Plan Benefits

As at the year ended April 30, 2013, the Company did not maintain any defined benefit plans, defined contribution plans or deferred compensation plans for the NEOs or the Other Directors.

Directors and Officers Insurance

The Company subscribes to a Directors and Officers Liability Insurance to a limit of $5,000,000 per claim. The policy insures the Company against any wrongful act committed by its Directors and Officers, including any actual or alleged breach of duty, neglect, error, omission, misstatement, misrepresentation, or act done or attempted by the Directors and Officers of the Company in their capacity to act for the Company. In addition, the Company has further indemnified its Directors and Officers, to the fullest extent of the law, by entering into personal indemnity agreements with all of the Company’s Directors and Officers. The Directors are also compensated through the grant of incentive stock options.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for the Other Directors as at the year ended April 30, 2013, and includes awards granted to the Other Directors in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Amb. Thomas Graham Jr.	15,000 7,500 17,500 60,000 50,000 50,000	$1.00 $1.00 $1.00 $0.50 $0.42 $0.25	Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14 Apr 30/15 Feb 1/18	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
200,000
Hubert Marleau (2)	15,000 7,500 28,750 53,750 95,000	$1.00 $1.00 $1.00 $0.50 $0.25	Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14 Feb 1/18	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
200,000
Jean Luc Roy	15,000 7,500 27,500 50,000 100,000	$1.00 $1.00 $1.00 $0.50 $0.25	Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14 Feb 1/18	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
200,000
Victor Fern	15,000 7,500 27,500 50,000 50,000	$1.00 $1.00 $1.00 $0.50 $0.25	Jan 25/14 Apr 30/14 Oct 31/13 Nov 7/14 Feb 1/18	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
150,000
Michael Riley	100,000 50,000 50,000	$1.00 $0.50 $0.25	July 24/16 Nov 7/14 Feb 1/18	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
200,000
Emil Fung (3)	81,000 35,000 15,000 10,000 200,000	$1.00 $1.00 $1.00 $1.00 $0.50	Sep 6/13 Sep 6/13 Sep 6/13 Sep 6/13 Sep 6/13	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
341,000

Notes:

(1)	The value of the option-based awards vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option. At the close of market on April 30, 2013 the market value of the Company’s shares was $0.135 per share.
(2)	Mr. Marleau resigned as a Director of the Company on June 20, 2013.
(3)	Mr. Fung resigned as a Director on September 6, 2012.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During the financial year ended April 30, 2013, the Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance. The following table sets forth information with respect to the Stock Option Plan as at the end of the last completed financial year:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
Stock Option plan approved by securityholders	3,597,500	$0.55	802,500
Equity compensation plans not approved by the securityholders	-	-	-
Total	3,597,500	$0.55	802,500

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, employee or former director, executive officer or employee or any of their respective associates or affiliates or any proposed nominee for election as a director of the Company is or has been at any time since the beginning of the last completed financial year, indebted to the Company or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

National Policy 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) adopted by the Canadian securities regulatory authorities requires that, if management of any issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular. The Company has adopted a Corporate Governance Policy, a copy of which is available on the Company’s website at www.canalaska.com, on SEDAR at www.sedar.com and on EDGAR at www.edgar.com. A copy of the policy may also be obtained by contacting the Company (see “Additional Information”).

Board of Directors

Independence

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of NI 52-110, four of the five members of the Board are independent. The members who are independent are Amb. Thomas Graham Jr., Jean Luc Roy, Victor Fern and Michael Riley, as they have no direct or indirect material relationship with the Company.

Peter Dasler is not independent by virtue of the fact that he is the President and Chief Executive Officer of the Company.

Other Principle Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Amb. Thomas Graham Jr.	Lightbridge Corporation (LTBR)
Michael Riley	Primero Mining Corp. (P)

Directors Attendance Record

The table below discloses meeting attendances of the Directors during the financial year ended April 30, 2012:

Meetings Held During the Reporting Period	Peter Dasler	Jean Luc Roy	Hubert Marleau	Thomas Graham Jr.	Michael Riley	Victor Fern
Board Meeting	11 of 11	8 of 11	8 of 11	11 of 11	10 of 11	9 of 11
Audit Committee	n/a	1 of 3	3 of 3	n/a	3 of 3	n/a
Compensation Committee	n/a	1 of 1	1 of 1	n/a	n/a	1 of 1
Corporate Governance Committee	n/a		0 of 1	n/a	1 of 1	1 of 1

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent Directors are in attendance at all Board meetings. Amb. Thomas Graham Jr. is the Chairman of the Board (the “Chairman”). The Chairman encourages open and candid discussions among the independent directors and when it is appropriate, the non-independent directors may be asked to leave the Boardroom during particular discussions. At the Audit Committee meetings held for the approval of the Company’s audited financial statements and MD&A, the Chairman of the Audit Committee holds an in-camera meeting with the auditors without management being present.

Board Mandate

The Corporate Governance Committee has the responsibility to adopt and manage a written mandate which outlines and acknowledges the responsibility of all board members. The mandate discusses establishing a culture of integrity throughout the organization, strategic planning, succession planning, the handling of conflicts of interest and disclosure policies. A copy of the board mandate can be found on the Company’s website at www.canalaska.com .

Position Descriptions

The position descriptions for the chairs of each Board committee are contained in the committee charters. The Board has three committees; the Audit Committee, the Compensation Committee and the Corporate Governance Committee. The chair of each committee is required to ensure that the committee meets when required and performs its duties as set forth in the charter, and to report to the Board on the activities of the committee. The Board has not developed a written position description for the Chairman of the Board; however, the role of the chairman of the Board is well established. The responsibilities of the Chairman include the efficient operation of the Board and providing leadership to the Board, as well as to chair meetings of the Board.

The Board has not developed a written position description for the CEO. The Board delineates the role and responsibility of the CEO through strategic planning sessions that occur at the scheduled Board meetings.

Orientation and Continuing Education

New directors are provided with copies of previous board minutes and key documents including the Company’s Disclosure Policy, Code of Ethics, Advance Notice Policy, Whistle Blower Policy and Health and Safety Policy. New directors are made familiar with the Board Mandate, and the Governance Policies that are posted on the Company’s website. New directors are encouraged to ask questions to clarify any issues that they may have with respect to theirs roles and responsibilities as a director. The Board is notified of any material changes in reporting or regulations that may have an impact on their duties via e-mail from the CEO or Corporate Secretary.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings. Directors are also provided the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

Code of Ethics

The Company has adopted a Code of Ethics (“COE”) which defines certain fundamental principles, policies and procedures that govern the directors, officers, employees, advisors and contractors. The Company is committed to conducting its business in accordance with applicable laws, rules and regulations and to the highest standard of business ethics. A copy of the COE is provided to all individuals associated with the Company, including outside contractors.

The COE establishes a level of awareness and expectations in certain areas of behaviour such as conflicts of interest, gifts and entertainment, competitive practices, disclosure policies, legal compliance, financial reporting, records, company assets, workplace environment and health and safety. A whistle blower system for reporting violations to the COE has been established and is routinely revisited during regular employee meeting and orientations.

A copy of the COE is available on the Company’s website at www.canalaska.com, on SEDAR at www.sedar.com and on EDGAR at www.edgar.com, or by contacting the Company directly (see “Additional Information”).

Nomination of Directors

There currently is not a formal procedure with respect to the nomination of directors. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

The Committees of the Board include:

•         Corporate Governance Committee

•         Compensation Committee

•         Audit Committee

Corporate Governance Committee

During the financial year ended April 30, 2013 the Corporate Governance Committee was comprised of three directors; Michael Riley (Chairman), Victor Fern and Hubert Marleau. Subsequent to the retirement of Hubert Marleau on June 20, 2013, Amb. Thomas Graham Jr. was appointed to the Corporate Governance Committee in Mr. Marleau’s place.

The duties of the committee are to oversee all key issues relating to the Company’s corporate governance including:

  identifying suitable corporate governance policies

regulating Board organization and other committee structures assessing potential candidates for nomination to the Board reviewing the performance of the Board
  overseeing selection and appointment of the CEO

  developing suitable policies for management succession
  specifying Board composition and qualifications

Compensation Committee

During the financial year ended April 30, 2013, the Company’s Compensation Committee was comprised of three directors: Jean Luc Roy (Chairman), Victor Fern and Hubert Marleau. Subsequent to the retirement of Hubert Marleau on June 20, 2013, Amb. Thomas Graham Jr. was appointed to the Corporate Governance Committee in Mr. Marleau’s place. None of the members of the Compensation Committee are officers or employees of the Company.

The Compensation Committee has adopted a formal written charter to provide its members with minimum guidelines to assist the Compensation Committee with fulfilling its responsibilities. The main duties of the Compensation Committee include:

•         reviewing the compensation and benefits of the directors and executive officers;

•         reviewing and recommending the compensation of the CEO, and other senior management;

•         reviewing and recommending, subject to Board approval, stock option allocations to employees and management;

•         reviewing and authorizing public disclosure of executive compensation;

•         approving any special compensation arrangements;

•         reviewing compensation practices annually or as required; and

•         reviewing the Compensation Committee charter on an annual basis.

Compensation Committee Charter

A copy of the Compensation Committee Charter is available on the Company’s website at www.canalaska.com and may also be obtained by contacting the Company (see “Additional Information”).

Audit Committee

Pursuant to the provisions of NI 52-110, the Company is required to have an Audit Committee comprised of at least three directors, all of whom must be independent. The Company must also have a written Audit Committee charter which sets out the duties and responsibilities of its Audit Committee.

Audit Committee Charter

A copy of the Audit Committee Charter was filed on SEDAR on July 31, 2012, on EDGAR at www.edgar.com on July 30, 2013 and is also available on the Company’s website at www.canalaska.com. A copy of the Audit Committee Charter may also be obtained by contacting the Company (see “Additional Information”).

Composition of the Audit Committee

The Audit Committee is composed of three independent, financially literate directors, Jean Luc Roy, Michael Riley and Amb. Thomas Graham, Jr. Mr. Roy is the Chairman of the Audit Committee and is the financial expert. All of the Audit Committee members understand accounting principles, have experience in evaluating financial statements and understand internal controls and procedures for financial reporting.

Relevant Education and Experience

Mr. Roy is chairman and an independent member of the audit committee and is financially literate. Mr. Roy has an understanding of IFRS and financial statements. He has the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves. In addition he has the background and experience to deal with the complexity of accounting issues that can be reasonably raised by the Company’s financial statements. Mr. Roy has an understanding of internal controls and the functioning of the audit committee and has experience overseeing the financial reporting function. He has been a director or executive officer of several exploration and mining companies for the past 20 years. Mr. Roy was the past President and CEO of El Nino Ventures Inc. Mr. Roy is presently a resident of Burkina Faso where is he COO of Ampella Mining Ltd., an Australian-listed company focused on gold exploration in West Africa, with their flagship property, Batie West.

Mr. Riley in an independent member of the audit committee and is financially literate. Mr. Riley is a Chartered Accountant and was a former audit partner with Ernst & Young LLP from 1985 to 2006. Mr. Riley has a B.Comm. degree in Quantitative Methods, from Concordia University and has a Graduate Diploma in Public Accounting from McGill University. He is currently chair of the Audit Committee of BC Lottery Corporation and Chair of the Audit Committee of Primero Mining Corp.

Amb. Thomas Graham, Jr. is an independent member of the audit committee and is financially literate. Amb. Graham has the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves. He also has background and experience to deal with the complexity of accounting issues that can be reasonably raised by the Company’s financial statements. Amb. Graham has an understanding of internal controls and the functioning of the audit committee and has experience overseeing the financial reporting function.

Audit Committee Oversight

At no time during the most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies or procedures for the engagement of non-audit services beyond a review and approval process for such services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ended	Audit Fees	Audit-Related Fees(1)	Tax Fees(2)	All Other Fees
2013	$40,000	$24,610	$17,280	$Nil
2012	$50,290	$40,125	$79,871	$Nil

Notes:

(1)	These additional services relate to review of the Company’s SEC Form 20F and the audit of the financial statements of the Company’s subsidiaries for the years ended April 30, 2013 and April 30, 2012.
(2)	Services rendered for tax compliance, tax advice or tax planning.

Assessments

Regular director assessments have not been conducted with respect to the effectiveness and contribution of the board members. The Board believes that such formal assessments are not appropriate for its members at this stage of the Company’s development. The Board as a whole conducts informal evaluations of the performance and effectiveness of the members as a whole.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recent financial year which has materially affected or would materially affect the Company or any of its subsidiaries.

RE-APPOINTMENT OF AUDITOR

Deloitte LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Company at remuneration to be fixed by the Board.

MANAGEMENT CONTRACTS

Except as otherwise disclosed in this Information Circular, management functions of the Company are generally performed by the directors and executive officers of the Company and not, to any substantial degree, by any other person to whom the Company has contracted.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Financial Statements and Auditor’s Report.

The Board has approved the audited financial statements for the fiscal year ended April 30, 2013, together with the auditor’s report thereon, copies of which have been sent to those shareholders who have requested receipt of same. Copies of these materials are available on SEDAR at www.sedar.com, EDGAR at www.edgar.com and the Company’s web site www.canalaska.com.

2.	Re-Appointment of Auditors

Shareholders will be asked to vote for the re-appointment of Deloitte LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting of the Company’s shareholders.

3.	Set Number of Directors

Management of the Company intends to propose a resolution to set the number of directors at five.

4.	Election of Directors

See “Election of Directors” for details of management’s nominees for election as directors of the Company for the ensuing year.

5.	Approval of Amendments of Stock Option Plan

The Company adopted a 20% fixed stock option plan (the “Stock Option Plan”) dated September 30, 2010 which was last approved by the shareholders of the Company at an annual meeting on September 27, 2012.

Currently, the maximum number of common shares available for issuance under the Stock Option Plan is equal to 4,400,000 common shares. As at the Record Date, a total of 3,277,750 options are outstanding under the Stock Option Plan, which represents approximately 14.85% of the outstanding common shares, and an aggregate of 703,000 options (representing 3.19% of the issued and outstanding common shares of the Company) remain unallocated and available for issuance under the Stock Option Plan. Since inception of the Stock Option Plan, 419,250 options have been exercised.

The following are the substantive terms of the Stock Option Plan:

Board Discretion – all options are granted by the Board at its discretion, subject to the terms of the Stock Option Plan.

Eligibility – current employees, officers, directors, consultants or management company employees of the Company and its Affiliates (as such term is defined in the Stock Option Plan) and their respective holding companies are eligible to receive options under the Stock Option Plan.

Exercise Price – The exercise price of options cannot be less than the five-day volume weighted average price of the common shares on the TSX the day before the grant of options.

Maximum Term of Options –Options may be granted for a maximum of 10 years from the date of grant. If the expiry date for options falls within a Blackout Period (as defined in the Stock Option Plan), then the term of options is extended to 10 days following the end of the Blackout Period.

Assignability – All options granted under the Stock Option Plan are non-assignable.

Limitations on Shares Issuable – the maximum number of common shares which may be issued under the Stock Option Plan is currently 4,400,000 common shares.

Other Limits – the aggregate number of common shares that may be issued to Insiders pursuant to options granted under the Stock Option Plan or any other share compensation arrangement within any one year period must not exceed 10% of the number of issued common shares of the Company and no more than 5% of the number of issued and outstanding shares may be issued to any one Optionee, within a 12-month period; and

Vesting Provisions – The Board may in its discretion any vesting provisions applicable to options granted under the Stock Option Plan.

Expiry and Termination of Options - Options will expire immediately upon the optionee leaving his or her employment/office except that:

(a)	in the case of the death of an Optionee, any Option held by such Optionee at the date of death may be exercised by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the Expiry Date otherwise applicable to such Option;

(b)           if the Common Shares are listed for trading on the TSX Venture, then Options granted to a Service Provider may be exercised until the earlier of 30 days of the date the Optionee ceases to be a Director, Officer, Employee, Management Company Employee or Consultant or such longer time period as the Board may determine, to a maximum of twelve months and the Expiry Date otherwise applicable to such Option;

(c)            if the Common Shares are listed for trading on the TSX, then, except as otherwise expressly approved by the Board for the specific Option Commitment in question, Options granted to a Service Provider may be exercised until the earlier of one year of the date the Optionee ceases to be a Director, Officer, Employee, Management Company Employee or Consultant and the Expiry Date otherwise applicable to such Option;

in each case only to the extent that such Optionee was vested in the Option at such date; and

(d)	In the case of an Optionee being dismissed from employment or service for cause, the Options held by such Optionee, whether or not vested at the date of dismissal, will terminate immediately on the date the Optionee ceased to be a Director, Officer, Employee, Management Company Employee or Consultant, and such Optionee may not exercise such Options after such date. In the case of an Optionee being dismissed from employment or service for cause or otherwise, no potential value of the Optionee’s Options will be considered in determining any notice or compensation in lieu of notice that may be required or given upon such cessation of the Optionee’s tenure with the Company. This is a condition of the grant of the Options to the Optionee and the Optionee waives any and all rights and claims the Optionee may have to any Optioned Shares or value attributable to Optioned Shares which would have under any circumstances vested after the Optionee ceases to be employed by or provide services to the Company.

Plan Amendments – Changes to the vesting provisions of options (including acceleration of vesting), reduction in the exercise price of options granted to non-Insiders, amendments to the Stock Option Plan relating to the effect of termination, cessation of service or death of an optionee, or amendments of a typographical, grammatical or clerical nature may be made by the Board without shareholder approval. The following amendments to the Stock Option Plan will require shareholder approval:

(a)	Any reduction in the exercise price of an option held by an Insider;

(b)	Any extension of the term of an option held by an Insider beyond the original expiry date (subject to such term not exceeding 10 years); and

(c)	Any increase in the fixed maximum number or percentage of common shares which may be issued pursuant to the Stock Option Plan.

The Company will be requesting shareholders to approve the replenishment of 419,250 options previously issued under the Stock Option Plan and that have already been exercised by their holders. Such replenishment of options enables the Company to issue additional options without having to increase the stated maximum of shares issuable under the Stock Option Plan. The 3,277,750 options outstanding as of the date of this Information Circular will be continued. The replenishment of the previously granted options under the Stock Option Plan that have already been exercised are subject to the approval of Shareholders and regulatory authorities.

At the Meeting, shareholders of the Company will be asked to consider, and, if considered advisable, to adopt the following resolution:

“BE IT RESOLVED that 419,250 previously granted options which have been exercised since the inception of the Plan, be replenished to the Plan, so that the aggregate amount of options available for grant is 1,122,250.”

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Stock Option Plan.

6. Amendment to Stock Option Plan by Management

Management has amended the Plan so that the Expiry and Termination of Options clauses listed above in sub-paragraphs (b) and (c) are the same, regardless of whether the Company’s shares are listing for trading on the TSX or the TSX Venture Exchange, as follows:

“(b)         In the event that the Service Provider holds his or her Option as a Director or Officer of the Company and such Optionee ceases to be a Director or Officer of the Company other than by reason of death, the Expiry Date for any vested portion or portions of the Option shall be, unless otherwise provided for in the Option Certificate, the 90th day following the date that the Optionee ceases to be a Director of Officer of the Company. The Expiry Date for any unvested portion of the Option shall be the date that the Optionee ceases to be a Director or Officer of the Company. The right to purchase Common Shares under an Option shall not vest after the date that the Optionee ceases to be a Director or Officer of the Company.

(c)	In the event that the Service Provider holds his or her Option as an Employee or Consultant of the Company, or a Consultant involved in Investor Relations Activities on behalf of the Company, and such Optionee ceases to be an Employee or Consultant of the Company other than by reason of death, the Expiry Date of any vested portion or portions of the Option shall be the 30th day following the Termination Date. The Expiry Date for any unvested portion of the Option shall be the Termination Date. The right to purchase Common Shares under an Option shall not vest after the Termination Date.”

A complete copy of the amended Stock Option Plan is attached hereto as Appendix “A”.

At the Meeting, shareholders of the Company will be asked to consider, and, if considered advisable, to adopt the following resolution:

“BE IT RESOLVED that:

1.	the Stock Option Plan as amended by Management be and is hereby approved, confirmed and ratified; and

2.	any of the officers or directors of the Company be and are hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Stock Option Plan.

7. Disinterested Shareholder Approval to Re-Price Previously Granted Stock Options to Insiders

Management wishes to re-price the exercise price of all previously granted incentive stock options to $0.25 per share as shown in the table below:

Name of Optionee	Insider Yes/No	No. of Shares	Current Exercise Price	Reduced Exercise Price per Share	Expiry Date
Peter Dasler	Yes	81,000	$1.00	$0.25	Jan 25, 2014
Thomas Graham, Jr.	Yes	15,000	$1.00	$0.25	Jan 25, 2014
Hubert Marleau	Yes	15,000	$1.00	$0.25	Jan 25, 2014
Jean Luc Roy	Yes	15,000	$1.00	$0.25	Jan 25, 2014
Victor Fern	Yes	15,000	$1.00	$0.25	Jan 25, 2014
Robert Duff	No	3,000	$1.00	$0.25	Jan 25, 2014
Sara Fan	No	3,000	$1.00	$0.25	Jan 25, 2014
Ross Polutinik	No	2,500	$1.00	$0.25	Jan 25, 2014
Virginia Poth	No	4,000	$1.00	$0.25	Sept 28, 2013
Daniel Faure	No	10,000	$1.00	$0.25	Jan 25, 2014
Nancy Lampton	No	10,000	$1.00	$0.25	Jan 25, 2014
Peter Dasler	Yes	35,000	$1.00	$0.25	Apr 30, 2014
Thomas Graham, Jr.	Yes	7,500	$1.00	$0.25	Apr 30, 2014
Hubert Marleau	No	7,500	$1.00	$0.25	Apr 30, 2014
Jean Luc Roy	Yes	7,500	$1.00	$0.25	Apr 30, 2014
Victor Fern	Yes	7,500	$1.00	$0.25	Apr 30, 2014
Robert Duff	No	1,500	$1.00	$0.25	Feb 7, 2014
Sara Fan	No	1,500	$1.00	$0.25	Apr 30, 2014
Ross Polutinik	No	1,500	$1.00	$0.25	Feb 7, 2014
Harry Chan	Yes	20,000	$1.00	$0.25	Oct 28, 2014
Peter Dasler	Yes	90,000	$1.00	$0.25	Dec 3, 2014
Ross Polutinik	No	4,500	$1.00	$0.25	Feb 7, 2014
Lada Reimers	No	5,000	$1.00	$0.25	Feb 18, 2014
Peter Dasler	Yes	47,000	$1.00	$0.25	Oct 31, 2013
Hubert Marleau	No	28,750	$1.00	$0.25	Oct 31, 2013
Thomas Graham, Jr.	Yes	17,500	$1.00	$0.25	Oct 31, 2013
Jean Luc Roy	Yes	27,500	$1.00	$0.25	Oct 31, 2013
Victor Fern	Yes	27,500	$1.00	$0.25	Oct 31, 2013
Ram Ramachandran	No	25,000	$1.00	$0.25	Jan 1, 2014
Greg Burroughs	No	1,000	$1.00	$0.25	Oct 31, 2013
Harry Chan	Yes	5,000	$1.00	$0.25	Oct 31,2013
Robert Duff	No	6,500	$1.00	$0.25	Oct 31, 2013
Sara Fan	No	1,500	$1.00	$0.25	Oct 31, 2013
Ross Polutinik	No	1,500	$1.00	$0.25	Oct 31, 2013
Lada Reimers	No	3,500	$1.00	$0.25	Oct 31, 2013
Daniel Faure	No	10,000	$1.00	$0.25	Oct 31, 2013
Nancy Lampton	No	10,000	$1.00	$0.25	Oct 31, 2013
Mike Riley	Yes	100,000	$1.00	$0.25	Sep 26, 2014
Peter Dasler	Yes	200,000	$0.50	$0.25	Nov 7, 2014
Thomas Graham, Jr.	Yes	60,000	$0.50	$0.25	Nov 7, 2014
Hubert Marleau	No	53,750	$0.50	$0.25	Jun 20, 2014
Jean Luc Roy	Yes	50,000	$0.50	$0.25	Nov 7, 2014
Victor Fern	Yes	50,000	$0.50	$0.25	Nov 7, 2014
Mike Riley	Yes	50,000	$0.50	$0.25	Nov 7, 2014
Ram Ramachandran	No	25,000	$0.50	$0.25	Jan 1, 2014
Karl Schimann	Yes	200,000	$0.50	$0.25	Nov 7, 2014
Greg Burroughs	No	5,000	$0.50	$0.25	Feb 28, 2014
Harry Chan	Yes	17,500	$0.50	$0.25	Nov 7, 2014
Katherine Chan	No	5,000	$0.50	$0.25	Nov 7, 2014
Robert Duff	No	1,500	$0.50	$0.25	Feb 7, 2014
Scott Napier	No	10,000	$0.50	$0.25	Oct 12, 2013
Ross Polutinik	No	10,000	$0.50	$0.25	Feb 7, 2014
Lada Reimers	No	5,000	$0.50	$0.25	Feb 18, 2014
Daniel Faure	No	5,000	$0.50	$0.25	Nov 7, 2014
Nancy Lampton	No	5,000	$0.50	$0.25	Nov 7, 2014
CHF Investor Relations	No	25,000	$0.50	$0.25	Nov 7, 2014
Jules Lajoie	No	10,000	$0.50	$0.25	Nov 7, 2014
Thomas Graham, Jr.	Yes	50,000	$0.42	$0.25	Apr 30, 2015
Karl Schimann	Yes	5,000	$0.42	$0.25	Apr 30, 2015
Ram Ramachandran	No	5,000	$0.42	$0.25	Jan 1, 2014
Scott Napier	No	10,000	$0.42	$0.25	Oct 12, 2013

It is the policy of the Toronto Stock Exchange (the “TSX”) that the approval of disinterested shareholders be received with respect to certain amendments, including the re-pricing of previous option grants to Insiders, either pursuant to a plan or otherwise. The Company has made application to the TSX to reduce the exercise price of incentive stock options granted to Insiders and others.

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED, as an ordinary resolution, of the disinterested shareholders that:

1.	the Company be and is hereby authorized, at the discretion of the board of directors, to amend the exercise price of incentive stock options previously granted to Insiders of the Company and others, without further approval by the shareholders; all in accordance with the policies of the TSX;

2.	any one of the directors or officers of the Company is hereby authorized and directed to do all such things as may be necessary or desirable, in the opinion of such officer or director to give effect thereto.”

Insiders to whom shares may be issued under the amended options, and their respective associates and affiliates, will abstain from voting on the foregoing resolution. To the best of the Company’s knowledge, insiders and their associates and affiliates, hold an aggregate 735,413 shares. Therefore, for the purposes of this resolution, the votes attached to 735,413 shares or 3.33% of the issued and outstanding shares of the Company, owned by Insiders of the Company, will not be counted. The approval of the majority of disinterested shareholders of the Company is therefore sought in relation to the approval to re-price incentive stock options previously granted to Insiders

As a result, at the Meeting, the votes attaching to the shares held by Insiders and their associates will not be counted. In the event of a negative vote by the shareholders with respect to the proposed amendments, management reserves the right to submit such resolutions pertaining to the re-pricing of incentive stock options to the next general meeting of the shareholders. Reference is made to the section captioned “Election of Directors” for further details with respect to the present positions of the aforesaid persons and the number of shares held in the Company.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Re-pricing of Stock Options granted to Insiders.

8. Approval and Ratification of Advance Notice Policy

Effective March 15, 2013, the Board of Directors of the Company adopted an advance notice policy (the “Advance Notice Policy”) for the purpose of providing shareholders, Directors and management of the Company with a clear framework for nominating Directors of the Company in connection with any annual or special meeting of shareholders.

The purpose of the Advance Notice Policy is to (i) ensure that all shareholders receive adequate notice of Director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or, where the need arises, special meetings of shareholders of the Company. The Advance Notice Policy fixes the deadlines by which shareholders of the Company must submit Director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in a written notice to the Company for any Director nominee to be eligible for election at such annual or special meeting of shareholders.

A copy of the Company’s Advance Notice Policy is attached to this Information Circular as Appendix “B”. In order to remain effective following the Meeting, the Advance Notice Policy must be ratified, confirmed and approved by the shareholders of the Company at the Meeting.

The following is a brief summary of certain provisions of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy.

1.	Other than pursuant to (i) a proposal made in accordance with the Business Corporations Act (British Columbia) (the “Act”), or (ii) a requisition of the shareholders made in accordance with the provisions of the Act, shareholders of the Company must give advance written notice to the Company of any nominees for election to the Board of Directors.

2.	The Advance Notice Policy fixes a deadline by which shareholders of the Company must submit, in writing, nominations for Directors to the Corporate Secretary of the Company prior to any annual or special meeting of shareholders, and sets forth the specific information that such shareholders must include with their nominations in order to be effective. Only persons who are nominated in accordance with the Advance Notice Policy are eligible for election as Directors of the Company.

3.	For an annual meeting of shareholders, notice to the Company must be not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date less than 50 days after the date on which the first public announcement of the date of such annual meeting was made, notice may be given not later than the close of business on the 10th day following such public announcement.

4.	For a special meeting of shareholders (that is not also an annual meeting), notice to the Company must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made.

5.	The time periods for giving notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting and/or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of notice as described above.

For the purposes of the Advance Notice Policy, “public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on SEDAR at www.sedar.com.

The Board may, in its sole discretion, waive any provision or requirement of the Advance Notice Policy. If approved at the Meeting, the Advance Notice Policy will continue to be effective in accordance with its terms. The Advance Notice Policy will be subject to annual review by the Board, and will be updated from time to time to reflect changes required by securities regulatory agencies or stock exchange, or to conform to industry standards, as determined by the Board.

If not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force and effect from and after the termination of the Meeting.

Accordingly, at the Meeting shareholders will be asked to approve the following ordinary resolution approving the Advance Notice Policy in the following form:

“BE IT RESOLVED that:

1.	the Company’s Advance Notice Policy dated March 15, 2013 (the “Advance Notice Policy”) be and is hereby ratified, confirmed, authorized and approved;
2.	the Board of Directors of the Company be and is hereby authorized, in its sole discretion, to administer the Advance Notice Policy and amend or modify the same from time to time in accordance with the provisions thereof, without further shareholder approval, to reflect the changes required by securities regulatory agencies or stock exchanges, to conform to industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and
3.	any one Director or officer of the Company is hereby authorized and directed to carry out any act for and on behalf of the Company and to execute and deliver such deeds, documents and other instruments in writing as he or she in his or her discretion may consider necessary for the purpose of giving effect to these resolutions and to do all such other acts and things as such Director or officer may determine to be necessary or advisable to give effect to the intent of these resolutions.”

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Advance Notice Policy.

9.	Transact any other business which may come before the meeting

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company and its operations is available on the Company’s website at www.canalaska.com, on SEDAR at www.sedar.com and on EDGAR at www.edgar.com. Financial information concerning the Company is provided in its comparative consolidated financial statements and management’s discussion and analysis for the Company’s most recently completed financial year, copies of which are also available on SEDAR, EDGAR, and on the Company’s website, or by contacting the Company at its offices located at 1020 – 625 Howe Street, Vancouver, British Columbia V6C 2T6, Canada, or by telephone at 1-604-688-3211.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

Dated this 22nd day of August, 2013.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Dasler”

President & CEO

APPENDIX “A”

CANALASKA URANIUM LTD.
(the “Company”)

SHARE OPTION PLAN
Dated for reference September 30, 2010

As amended August 20, 2013

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1 The purpose of this Plan will be to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies (the "Exchange Policies"), as may be amended from time to time, of the Toronto Stock Exchange (the "TSX"), or the TSX Venture Exchange (the "TSX Venture"), depending upon the stock exchange on which the Common Shares are, at the relevant time, listed for trading, and any inconsistencies between this Plan and the Exchange Policies, whether due to inadvertence or changes in the Exchange Policies, will be resolved in favour of the latter.

Definitions

1.2           In this Plan:

Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;

Associate has the meaning assigned by the Securities Act;

Blackout Period means a period during which the Company has imposed restrictions on trades in its securities by its Directors, Officers and Employees;

Board means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;

Business Days means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia;

Common Shares means common shares without par value in the capital of the Company providing such class is listed on the TSX or the TSX Venture;

Company means CanAlaska Uranium Ltd. and includes, unless the context otherwise requires, all of its Affiliates and successors according to law;

Consultant means a Person or Consultant Company, other than an Employee, Officer or Director that:

(i) provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii) provides the services under a written contract between the Company or an Affiliate and the Person or the Consultant Company;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv) has a relationship with the Company or an Affiliate that enables the Person or Consultant Company to be knowledgeable about the business and affairs of the Company;

Consultant Company means for a Person consultant, a company or partnership of which the Person is an employee, shareholder or partner;

Directors means the directors of the Company or any of its Affiliates, as may be elected from time to time;

Discounted Market Price has the meaning assigned by Policy 1.1 of the TSX Venture;

Disinterested Shareholder Approval means approval by a majority of the votes cast by eligible shareholders at a duly constituted meeting of the shareholders of the Company, excluding votes attached to shares beneficially owned by Service Providers or their Associates;

Distribution has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

Effective Date for an Option means the date of grant thereof by the Board;

Employee means:

(i) a Person who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(ii) a Person who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii) a Person who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

Exchange Policies has the meaning given to it in Section 1.1 of this Plan;

Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

Existing Options means the options to purchase Common Shares previously granted by the Company under any former stock option plan of the Company, which options are, going forward, governed by the terms and conditions of this Plan, subject to Section 2.1;

Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

Insider means:

(i) an “insider” (or “Insider”) as defined in the Exchange Policies or as defined in securities legislation applicable to the Company; or

(ii) an Associate of any person who is an Insider by virtue of paragraph (i) above;

Investor Relations Activities has the meaning assigned by Policy 1.1 of the TSX Venture, and means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

Management Company Employee means a Person employed by another person or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or Person engaged primarily in Investor Relations Activities;

Officer means a duly appointed “senior officer” of the Company or an Affiliate as defined in the Securities Act;

Option means any Existing Option and any option to purchase Common Shares granted hereunder;

Option Commitment means the notice of grant of an Option delivered by the Company hereunder to a Service Provider and substantially in the form of Schedule A hereto or, for Existing Options, under any former stock option plan of the Company;

Optioned Shares means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

Optionee means the recipient of an Option hereunder or a holder of Existing Options;

Outstanding Shares means at the relevant time, the number of outstanding Common Shares of the Company;

Participant means a Service Provider that becomes an Optionee;

Person means a company or an individual;

Plan means this Share Option Plan, as may be amended;

Plan Shares means the total number of Common Shares which may be made subject to issuance as Optioned Shares under this Plan as provided in Section 2.2;

Regulatory Approval means the approval of the TSX or the TSX Venture, depending on which stock exchange the Common Shares are, at the relevant time, listed for trading, and any other securities regulatory authority that may have lawful jurisdiction over this Plan and any Options issued hereunder;

Sale of the Company means:

(i) a sale of all or substantially all of the assets of the Company;

(ii) a corporate transaction (whether effected through an acquisition for cash or securities, and whether structured as a purchase, amalgamation, merger, arrangement or otherwise) in which the Company is not the surviving corporation (other than a purchase, amalgamation, merger or consolidation with one or more subsidiaries of the Company, or other transaction in which there is no material change of control in the beneficial shareholder(s) of the Company; and

(iii) a corporate transaction (whether effected through an acquisition for cash or securities, and whether structured as a purchase, amalgamation, merger, arrangement or otherwise) in which the Company is the surviving corporation, but after which shareholder(s) of the Company immediately prior to such transaction (other than any shareholder which merges, or which owns or controls another corporation which merges, with the Company in such transaction) hold less than 20% of the voting rights attaching to all of the outstanding voting securities of the Company;

Securities Act means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;

Service Provider means a Person who is a bona fide Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company, of which 100% of the share capital is beneficially owned by one or more Service Providers;

Share Compensation Arrangement means any Option under this Plan and any other stock option, stock option plan, employee stock purchase plan, restricted share unit plan, or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider, including, where applicable, the Existing Options;

Shareholder Approval means approval by a majority of the votes cast by eligible shareholders at a duly constituted meeting of the shareholders of the Company;

TSX has the meaning given to it in Section 1.1 of this Plan; and

TSX Venture has the meaning given to it in Section 1.1 of this Plan.

Interpretation

1.3      Where reference is made in this Plan to “the TSX or the TSX Venture” or words to similar effect, as between the TSX or the TSX Venture, only one stock exchange will, from time to time, be the applicable stock exchange, and it will be the stock exchange on which the Common Shares are then listed for trading.

1.4      Unless otherwise specified, words used in this Plan importing the singular include the plural and vice versa and words importing gender include all genders and non-individual entities.

1.5      Except as otherwise expressly determined otherwise by the Board, a Service Provider will be deemed to have ceased to be employed by or provide services to the Company on the first to occur of the date on which the Service Provider has left his employ/office with the Company, the date on which his service contract with the Company expires, and the termination date specified in a termination notice given by the Company to the Service Provider.

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1      There is hereby established a Share Option Plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates. This Plan replaces the Company’s former stock option plan, and will govern any and all Options granted hereunder, and, subject to the express provisions hereof, any and all Existing Options. Except to the extent that amendments to Options effected by this Plan will impair the rights and entitlements of an Optionee under Existing Options, the Existing Options will be governed by and interpreted in accordance with this Plan.

Maximum Plan Shares

2.2      The maximum number of Plan Shares which may be made subject to issuance under Options granted under this Plan is 4,400,000 Common Shares, less:

(a)            the number of Common Shares that are, from time to time, subject to issuance under outstanding rights that have been issued by the Company under any other Share Compensation Arrangement, including the Existing Options; and

(b)           the number of Common Shares that, subsequent to the date hereof, are issued pursuant to a right granted under this Plan or any other Share Compensation Arrangement, including the Existing Options, subject to adjustment under Section 3.14.

Eligibility

2.3 Subject to the Board’s powers of delegation under this Plan, options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board. Service Providers that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX or the TSX Venture Exchange, and the Company is obtained. For greater certainty, a change in the status of a Participant’s relationship with the Company will not affect such Participant’s then-existing Options, provided that the Participant has not ceased to be a Service Provider.

Options Granted Under the Plan

2.4      All Options granted under this Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.5      Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Limitations on Issue

2.6      Subject to Section 2.9, if the Common Shares are listed for trading on the TSX Venture, the following restrictions on issuances of Options are applicable under this Plan:

(a)            no Service Provider can be granted an Option if that Option would result in the total number of Options, together with all other Share Compensation Arrangements granted to such Service Provider in the previous 12 months, exceeding 5% of the Outstanding Shares (unless the Company has obtained Disinterested Shareholder Approval under Section 2.9);

(b)           no Options can be granted under this Plan if the Company is designated "Inactive" by the TSX Venture;

(c)            the aggregate number of Options granted to Service Providers conducting Investor Relations Activities in any 12-month period must not exceed 2% of the Outstanding Shares, calculated at the time of grant, without the prior consent of TSX Venture; and

(d)           the aggregate number of Options granted to any one Consultant in any 12-month period must not exceed 2% of the Outstanding Shares, calculated at the time of grant, without the prior consent of TSX Venture.

2.7           If the Common Shares are listed for trading on the TSX, then, notwithstanding anything in this Plan to the contrary, the aggregate number of Common Shares that may be issued to Insiders pursuant to Options granted under this Plan and under any other Share Compensation Arrangement must not:

               (1)          within any one-year period, exceed 10% of the Outstanding Shares; or

(2)          exceed 10% of the Outstanding Shares at any time.

Powers of the Board

2.8       The Board will be responsible for the general administration of this Plan and the proper execution of its provisions, the interpretation of this Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to:

(a)           allot Common Shares for issuance in connection with the exercise of Options;

(b)           grant Options hereunder;

(c)            subject to any necessary Regulatory Approvals and to Section 2.9 and Section 2.10, amend, suspend, terminate or discontinue this Plan or the terms of any Option granted under this Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of this Plan or amendment of an Option will, without the written consent of all Optionees or the affected Optionee, as the case may be, impair the rights and entitlements of any Optionee pursuant to a then-outstanding Option unless such amendment is the result of a change in the Exchange Policies or, if applicable, the Company's tier classification under the policies of the TSX Venture;

(d)           in its sole discretion, amend this Plan (except for previously granted and outstanding Options) to reduce the benefits that may be granted to Service Providers (before a particular Option is granted) subject to the other terms hereof; and

(e)           delegate all or such portion of its powers under this Plan as it may determine to a duly appointed committee of the Board or an Officer of the Company, either indefinitely or for such period of time as it may specify, and thereafter such committee or Officer may exercise the powers and discharge the duties of the Board in respect of this Plan so delegated to the same extent as the Board is hereby authorized so to do. If such a committee or Officer is appointed for this purpose, all references herein to the Board will be deemed to be references to such committee or Officer. Notwithstanding the foregoing, the Board will not be permitted to delegate its powers hereunder to an Officer to the extent that such powers relate to the participation in this Plan by Officers and Directors.

Terms or Amendments Requiring (Disinterested) Shareholder Approval

2.9       If the Common Shares are listed for trading on the TSX Venture, then the Company will be required to obtain Disinterested Shareholder Approval prior to any of the following actions becoming effective:

(a)            this Plan, together with all of the Company's previously established and outstanding stock option plans or grants, could result at any time in:

(i)            the aggregate number of shares reserved for issuance under Options granted to Insiders exceeding 10% of the Outstanding Shares;

(ii)           the number of Optioned Shares to be issued to Insiders, within a 12-month period exceeding 10% of the Outstanding Shares; or

(iii)          the issuance to any one Optionee, within a 12-month period, of a number of shares exceeding 5% of the Outstanding Shares; and

(b)           any reduction in the Exercise Price of an Option previously granted to an Insider.

2.10       If the Common Shares are listed for trading on the TSX, then the Company will be required to obtain Shareholder Approval, excluding the votes of Common Shares held by Insiders benefiting from the amendment if required by Exchange Policies, of:

(a)           any reduction in the Exercise Price of an Option held by an Insider;

(b)            any extension of the term of an Option held by an Insider beyond the original Expiry Date (subject to such date being automatically extended as the result of the Expiry Date falling within a Blackout Period); or

(c)            any increase in the fixed maximum number or percentage of Common Shares which may be issued pursuant to the Plan.

2.11         Without limiting the generality of paragraphs (c) and (d) of Section 2.8 and subject to any necessary Regulatory Approvals and to Section 2.9 and Section 2.10, the Board may make any of the following types of amendments without Shareholder Approval (or Disinterested Shareholder Approval), including but not limited to:

(a)            a change to the time or times that the Optioned Shares subject to each Option, will become purchasable by an Optionee, including accelerating the vesting terms, if any, applicable to an Option;

(b)           an amendment of the process by which an Optionee who wishes to exercise his or her Option can do so, including the required form of payment for the Optioned Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(c)            a reduction in the Exercise Price or extension of the Expiry Date of any Option, other than an Option held by an Insider;

(d)           an amendment to the Plan relating to the effect of termination, cessation or death of a Participant on the right to exercise Options (including Options held by an Insider);

(e)           an amendment to the Plan or any Option of a typographical, grammatical or clerical nature; and

(f)            an amendment to the Plan necessary to bring the Plan into compliance with applicable securities and corporate laws and Exchange Polices.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1      The Exercise Price of an Option will be set by the Board at the time such Option is allocated under this Plan, and cannot be less than the Discounted Market Price, if the Common Shares are listed for trading on the TSX Venture, or the five-day volume weighted average trading price, which is calculated by dividing the total value by the total volume of securities traded for the relevant period, if the Common Shares are listed for trading on the TSX.

Term of Option

3.2       The term of each Option will be determined by the Board, provided that, an Option can only be exercisable for a maximum of ten (10) years from the Effective Date.

3.3       Notwithstanding Section 3.2, if the Expiry Date of an Option occurs:

(a)           within a Blackout Period, the Expiry Date will be extended to the date which is ten (10) Business Days after expiry of the Blackout Period; or

(b)           immediately following a Blackout Period, the Expiry Date will be extended to the date which is ten (10) Business Days after expiry of the Blackout Period less the number of Business Days between the Expiry Date of the Option and the date on which the Blackout Period ends.

The term of expiry pursuant to paragraphs (a) or (b) above is subject to the discretion of the Board.

Option Amendment

3.4       Subject to Section 2.10(b), the Exercise Price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option, the date the Company's shares commenced trading on the TSX Venture, or the date of the last amendment of the Exercise Price.

3.5       An Option must be outstanding for at least one year before the Company may extend its term, subject to the limits contained in Section 3.2.

3.6        Any proposed amendment to the terms of an Option must receive any and all approvals that are required from the TSX or the TSX Venture under Exchange Policies prior to the exercise of such Option.

Vesting of Options

3.7       Subject to Section 3.8 and Section 3.9, vesting of Options is otherwise at the discretion of the Board, and will generally be subject to:

(a)            the Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or Affiliate during the vesting period; or

(b)           remaining as a Director of the Company or any of its Affiliates during the vesting period.

Vesting of Options Granted for Investor Relations Activities

3.8      If the Common Shares are listed for trading on the TSX Venture, then Options granted to Consultants conducting Investor Relations Activities will vest over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting or such longer vesting period as the Board may determine.

Variation of Vesting Periods

3.9      At the time an Option is granted which carries vesting provisions, the Board may vary such vesting provisions provided in Section 3.8, subject to Regulatory Approval.

Accelerated Vesting

3.10       Notwithstanding any vesting provisions imposed on any Options, immediately prior to the completion of a Sale of the Company, all outstanding and unvested Options (except for Options granted to Consultants conducting Investor Relations Activities) will be deemed to be fully vested without the need for any further action by the Company or the Optionee.

Optionee Ceasing to be a Service Provider

3.11      No Optionee may exercise an Option after such Optionee has ceased to be a Director, Officer, Employee, Management Company Employee or Consultant, except that:

(a)            in the case of the death of an Optionee, any Option held by such Optionee at the date of death may be exercised by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the Expiry Date otherwise applicable to such Option;

(b) Ceasing to hold Office

In the event that the Service Provider holds his or her Option as a Director or Officer of the Company and such Optionee ceases to be a Director or Officer of the Company other than by reason of death, the Expiry Date for any vested portion or portions of the Option shall be, unless otherwise provided for in the Option Certificate, the 90th day following the date that the Optionee ceases to be a Director of Officer of the Company. The Expiry Date for any unvested portion of the Option shall be the date that the Optionee ceases to be a Director or Officer of the Company. The right to purchase Common Shares under an Option shall not vest after the date that the Optionee ceases to be a Director or Officer of the Company.

(c)	Ceasing to be an Employee or Consultant

In the event that the Service Provider holds his or her Option as an Employee or Consultant of the Company, or a Consultant involved in Investor Relations Activities on behalf of the Company,and such Optionee ceases to be an Employee or Consultant of the Company other than by reason of death, the Expiry Date of any vested portion or portions of the Option shall be the 30th day following the Termination Date. The Expiry Date for any unvested portion of the Option shall be the Termination Date. The right to purchase Common Shares under an Option shall not vest after the Termination Date;

~~in each case only to the extent that such Optionee was vested in the Option at such date.~~

~~(b) if the Common Shares are listed for trading on the TSX Venture, then Options granted to a Service Provider may be exercised until the earlier of 30 days of the date the Optionee ceases to be a Director, Officer, Employee, Management Company Employee or Consultant or such longer time period as the Board may determine, to a maximum of twelve months and the Expiry Date otherwise applicable to such Option; and~~

~~(c) if the Common Shares are listed for trading on the TSX, then, except as otherwise expressly approved by the Board for the specific Option Commitment in question, Options granted to a Service Provider may be exercised until the earlier of one year of the date the Optionee ceases to be a Director, Officer, Employee, Management Company Employee or Consultant and the Expiry Date otherwise applicable to such Option;~~

3.12      In the case of an Optionee being dismissed from employment or service for cause, the Options held by such Optionee, whether or not vested at the date of dismissal, will terminate immediately on the date the Optionee ceased to be a Director, Officer, Employee, Management Company Employee or Consultant, and such Optionee may not exercise such Options after such date. In the case of an Optionee being dismissed from employment or service for cause or otherwise, no potential value of the Optionee’s Options will be considered in determining any notice or compensation in lieu of notice that may be required or given upon such cessation of the Optionee’s tenure with the Company. This is a condition of the grant of the Options to the Optionee and the Optionee waives any and all rights and claims the Optionee may have to any Optioned Shares or value attributable to Optioned Shares which would have under any circumstances vested after the Optionee ceases to be employed by or provide services to the Company.

Non Assignable

3.13      Subject to paragraph (a) of Section 3.11, all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.14       The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a)            in the event of a subdivision of Common Shares as constituted on the date of grant of an Option, at any time while such Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares thereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b)           in the event of a consolidation of the Common Shares as constituted on the date of grant of an Option, at any time while such Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares thereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c)           in the event of any change of the Common Shares as constituted on the date of grant of an Option, at any time while such Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares thereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(d)           in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of share and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this Section 3.14;

(e)           an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this Section 3.14 are cumulative;

(f)            the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would except for the provisions of this paragraph (f) of Section 3.14, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

(g)           if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this Section 3.14, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1      Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to this Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

4.2       An Optionee who wishes to exercise his Option may do so by delivering:

(a)           a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b)           the aggregate Exercise Price for the Optioned Shares being acquired by cash or a certified cheque payable to the Company.

Delivery of Certificate and Hold Periods

4.3       As soon as practicable after receipt of the notice of exercise described in Section 4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. Such certificate issued will bear a legend stipulating any resale restrictions required under applicable securities laws. Further, if the Exercise Price is set below the then current market price of the Common Shares on the TSX Venture, then the certificate will also bear a legend stipulating that the Optioned Shares are subject to a four‑month TSX Venture hold period commencing on the date of the Option Commitment.

ARTICLE 5
GENERAL

Employment and Services

5.1       Nothing contained in this Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in this Plan by an Optionee will be voluntary.

No Representation or Warranty

5.2      The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of this Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Governing Law

5.3      This Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Amendment of the Plan

5.4      The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of this Plan will be subject to any necessary Regulatory Approvals and Section 2.9 and Section 2.10.

Tax Withholding

5.5      To the extent the grant or exercise of an Option hereunder gives rise to any tax or other statutory withholding obligation (including, without limitation, income and payroll withholding taxes imposed by any jurisdiction), prior to the delivery of the Option or Common Shares being acquired upon the exercise of the Option, as the case may be, the Company may:

(a)       require the Optionee to remit to the Company a cash payment; or

(b)       withhold from any remuneration or consideration whatsoever payable to the Optionee,

an amount sufficient to pay any tax or other statutory withholding obligation associated with the grant or exercise of the Option, as the case may be.

The Board may, in its discretion and subject to such procedures as the Board may implement, permit an Optionee to make the cash payment described in (a) above by tendering or arranging to have sold the appropriate number of Common Shares acquired upon the exercise of the Option, or by a combination of these methods. If Common Shares are sold to satisfy tax or other statutory withholding obligations, such Common Shares will be valued based on the fair market value thereof as of the date when the withholding is required to be made. Notwithstanding the foregoing, except as otherwise provided by the Board or in the terms of the Option, the Company shall have the right to require an Optionee to remit to the Company a cash payment in an amount sufficient to pay any tax or other statutory withholding obligation associated with a grant or exercise of an Option hereunder as a condition to the delivery of any Option or Common Shares being acquired upon the exercise of an Option, as the case may be.

SCHEDULE A		SHARE OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this ▼ day of ▼, 200▼ (the "Effective Date") CanAlaska Uranium Ltd. (the "Company") has granted to ▼ (the "Service Provider"), an Option to acquire ▼ Common Shares (the “Optioned Shares") up to 5:00 p.m. (Vancouver Time) on the ▼ day of ▼, 20▼ (the "Expiry Date") at an Exercise Price of CDN$▼ per share.

At the date of grant of the Option, the [Company’s Common Shares are listed for trading on the TSX Venture and the Company is classified as a Tier ▼ Issuer / Company’s Common Shares are listed for trading on the TSX].

Optioned Shares will vest and may be exercised as follows: ▼

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan (the “Plan”) dated for reference ▼, 20▼, the terms and conditions of which are hereby incorporated herein. Capitalized terms not otherwise defined herein have the meaning ascribed thereto in the Plan. The Company will provide you with a copy of the Plan upon your request.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the Company’s transfer agent as soon as practicable thereafter ▼[and will bear a minimum four month non-transferability legend from the date of this Option Commitment]. [TSX and TSX Venture listed companies may grant stock options without a hold period, provided the exercise price of the options has been set at or above the market price of the Company’s shares on such stock exchange rather than below.]

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide ▼ [Director, Officer, Employee, Management Company Employee or Consultant] of the Company, entitled to receive Options under Exchange Policies.

CANALASKA URANIUM LTD.

 ____________________________

Authorized Signatory

APPENDIX “B”

CANALASKA URANIUM LTD.
(the “Corporation”)

ADVANCE NOTICE POLICY
Dated for reference March 15, 2013

INTRODUCTION

The Corporation is committed to: (1) facilitating an orderly and efficient process for holding annual general meetings and, when the need arises, special meetings of its shareholders; (ii) ensuring that all shareholders receive adequate advance notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote for directors of the Corporation after having been afforded reasonable time for appropriate deliberation.

PURPOSE

The purpose of this Advance Notice Policy (the "Policy") is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors of the Corporation. This Policy fixes a deadline by which director nominations must be submitted to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the board of directors of the Corporation (the "Board") that this Policy is in the best interests of the Corporation, its shareholders and other stakeholders. This Policy will be subject to an annual review by the Board, which shall revise the Policy if required to reflect changes by securities regulatory authorities or stock exchanges, and to address changes in industry standards from time to time as determined by the Board.

NOMINATIONS OF DIRECTORS

1.	Only persons who are qualified to act as directors under the Business Corporations Act (British Columbia) (the "Act") and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. At any annual meeting of shareholders, or at any special meeting of shareholders at which directors are to be elected, nominations of persons for election to the Board may be made only:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.	by or at the direction or request of one or more shareholders pursuant to a valid "proposal" as defined in the Act and made in accordance with Part 5, Division 7 of the Act;

c.	pursuant to a requisition of the shareholders that complies with and is made in accordance with section 167 of the Act, as such provisions may be amended from time to time; or

d.	by any person (a "Nominating Shareholder") who:

(i)	at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below and at the close of business on the record date fixed by the Corporation for such meeting, (a) is a "registered owner" (as defined in the Act) of one or more shares of the Corporation carrying the right to vote at such meeting, or (b) beneficially owns shares carrying the right to vote at such meeting and provides evidence of such ownership that is satisfactory to the Corporation, acting reasonably. In cases where a Nominating Shareholder is not an individual, the notice set forth in paragraph 4 below must be signed by an authorized representative, being a duly authorized director, officer, manager, trustee or partner of such entity who provides such evidence of such authorization that is satisfactory to the Corporation, acting reasonably; and
(ii)	in either case, complies with the notice procedures set forth below in this Policy.

2.	In addition to any other requirements under applicable laws, for a nomination to be validly made by a Nominating Shareholder in accordance with this Policy, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation.

3.	To be timely, a Nominating Shareholder's notice to the Corporate Secretary of the Corporation must be made:

a.	in the case of an annual meeting of shareholders, not less than thirty (30) days nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the "Notice Date") on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day following the Notice Date; and

b.	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder's notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting and/or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of a Nominating Shareholder's notice as described above.

4.	To be in proper written form, a Nominating Shareholder's notice must be addressed to the Corporate Secretary of the Corporation, and must set forth:

a.	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the present principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice; (iii) the citizenship of such person; (iv) the class or series and number of shares in the capital of the Corporation which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (v) a statement as to whether such person would be "independent" of the Corporation (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110, Audit Committees, of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination;

b.	the full particulars regarding any oral or written proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation; and

c.	any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation or that would reasonably be expected to be material to a reasonable shareholder's understanding of the experience, independence and/or qualifications, or lack thereof, of such proposed nominee. As soon as practicable following receipt of a Nominating Shareholder's notice (and such other information referred to above, as applicable) that complies with this Policy, the Corporation shall publish the details of such notice through a public announcement.

5.	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the provisions of the Act or at the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the provisions of this Policy and, if the Chairman determines that any proposed nomination was not made in compliance with this Policy, to declare that such defective nomination shall be disregarded.

6. For purposes of this Policy:

a.	"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com; and

b.	"Applicable Securities Laws" means, collectively, the applicable securities statutes of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada, and all applicable securities laws of the United States.

7.	Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Corporation pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Corporation, sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) or received by email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Pacific Time) on a business day, then such delivery or electronic communication shall be deemed to have been made on the next business day.

9.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any provision or requirement of this Policy.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on March 15, 2013 and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date, provided that if this Policy is not ratified and approved by an ordinary resolution of shareholders of the Corporation at the Corporation's next shareholder meeting following the effective date of this Policy, the Policy shall, from and after the date of such shareholder meeting, cease to be of any force and effect.